UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c) and (d) and

Amendments Thereto Filed Pursuant to Rule 13d-2(b)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Diamond Resorts International, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

25272T104

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G/A
CUSIP No. 25272T104		Page 2 of 12 Pages

1	Names of reporting person: Timeshare Acquisitions, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0 shares
	6	Shared voting power 4,531,525 shares
	7	Sole dispositive power 0 shares
	8	Shared dispositive power 4,531,525 shares
9	Aggregate amount beneficially owned by each reporting person 4,531,525 shares
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 6.0%
12	Type of reporting person (see instructions) OO

13G/A
CUSIP No. 25272T104		Page 3 of 12 Pages

1	Names of reporting person: TAC Sponsor LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0 shares
	6	Shared voting power 4,531,525 shares
	7	Sole dispositive power 0 shares
	8	Shared dispositive power 4,531,525 shares
9	Aggregate amount beneficially owned by each reporting person 4,531,525 shares
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 6.0%
12	Type of reporting person (see instructions) OO

13G/A
CUSIP No. 25272T104		Page 4 of 12 Pages

1	Names of reporting person: Homewood IOI, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0 shares
	6	Shared voting power 4,531,525 shares
	7	Sole dispositive power 0 shares
	8	Shared dispositive power 4,531,525 shares
9	Aggregate amount beneficially owned by each reporting person 4,531,525 shares
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 6.0%
12	Type of reporting person (see instructions) OO

13G/A
CUSIP No. 25272T104		Page 5 of 12 Pages

1	Names of reporting person: Douglas Teitelbaum
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0 shares
	6	Shared voting power 4,531,525 shares
	7	Sole dispositive power 0 shares
	8	Shared dispositive power 4,531,525 shares
9	Aggregate amount beneficially owned by each reporting person 4,531,525 shares
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 6.0%
12	Type of reporting person (see instructions) IN

13G/A
CUSIP No. 25272T104		Page 6 of 12 Pages

1	Names of reporting person: Alden Global Value Recovery Master Fund, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0 shares
	6	Shared voting power 4,531,525 shares
	7	Sole dispositive power 0 shares
	8	Shared dispositive power 4,531,525 shares
9	Aggregate amount beneficially owned by each reporting person 4,531,525 shares
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 6.0%
12	Type of reporting person (see instructions) PN

13G/A
CUSIP No. 25272T104		Page 7 of 12 Pages

1	Names of reporting person: Alden Global Capital Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Jersey (Channel Islands)
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0 shares
	6	Shared voting power 4,531,525 shares
	7	Sole dispositive power 0 shares
	8	Shared dispositive power 4,531,525 shares
9	Aggregate amount beneficially owned by each reporting person 4,531,525 shares
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 6.0%
12	Type of reporting person (see instructions) CO

13G/A
CUSIP No. 25272T104		Page 8 of 12 Pages

1	Names of reporting person: Alden Global Capital LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0 shares
	6	Shared voting power 4,531,525 shares
	7	Sole dispositive power 0 shares
	8	Shared dispositive power 4,531,525 shares
9	Aggregate amount beneficially owned by each reporting person 4,531,525 shares
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 6.0%
12	Type of reporting person (see instructions) OO

13G/A
CUSIP No. 25272T104		Page 9 of 12 Pages

Item 1(a).	Name of Issuer:

Diamond Resorts International, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

10600 West Charleston Boulevard, Las Vegas, Nevada 89135

Item 2(a).	Name of Persons Filing:

This Schedule 13G is being filed by Timeshare Acquisitions, LLC, TAC Sponsor LLC, Homewood IOI, LLC, Douglas Teitelbaum, Alden Global Value Recovery Master Fund, L.P., Alden Global Capital Limited and Alden Global Capital LLC (individually a “Reporting Person” and collectively the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1 and is incorporated herein by reference. Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Act of 1933, as amended. The execution and filing of the Joint Filing Agreement shall not be construed as an admission that the Reporting Persons are a group or have agreed to act as a group.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of Timeshare Acquisitions, LLC, TAC Sponsor LLC, Homewood IOI, LLC and Douglas Teitelbaum is c/o Homewood Capital LLC, 641 5th Avenue PH4, New York, NY 10022.

The address of the principal business office of Alden Global Value Recovery Master Fund, L.P. is 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9007, Cayman Islands.

The address of the principal business office of Alden Global Capital Limited is Third Floor, One Waverley Place, Union Street, St. Helier, Jersey JE2 3RF.

The address of the principal business office of Alden Global Capital LLC is 885 Third Avenue, 34th Floor, New York, NY 10022.

Item 2(c).	Citizenship:

Each of Timeshare Acquisitions, LLC, TAC Sponsor LLC, Homewood IOI, LLC and Alden Global Capital LLC is a limited liability company organized under the laws of the State of Delaware. Alden Global Value Recovery Master Fund, L.P. is an exempted limited partnership organized under the laws of the Cayman Islands. Alden Global Capital Limited is a corporation organized under the laws of Jersey (Channel Islands). Mr. Teitelbaum is a United States citizen.

13G/A
CUSIP No. 25272T104		Page 10 of 12 Pages

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

25272T104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Timeshare Acquisitions, LLC is the record owner of 4,531,525 shares of Common Stock. TAC Sponsor LLC as the manager of Timeshare Acquisitions, LLC; Homewood IOI, LLC as the manager of TAC Sponsor LLC; Mr. Douglas Teitelbaum as the managing member of Homewood IOI, LLC; Alden Global Value Recovery Master Fund, L.P. as the majority member of Timeshare Acquisitions, LLC; Alden Global Capital Limited as the investment adviser of Alden Global Value Recovery Master

13G/A
CUSIP No. 25272T104		Page 11 of 12 Pages

Fund, L.P.; and Alden Global Capital LLC as the investment sub-adviser to Alden Global Value Recovery Master Fund, L.P. and Alden Global Capital Limited may be deemed to beneficially own the shares held of record by Timeshare Acquisitions, LLC.

Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Diamond Resorts International, Inc., except for Timeshare Acquisitions, LLC, for the shares which it holds of record as provided in the prior paragraph.

(b)	Percent of class:

Timeshare Acquisitions, LLC: 6.0%

TAC Sponsor LLC: 6.0%

Homewood IOI, LLC: 6.0%

Douglas Teitelbaum: 6.0%

Alden Global Value Recovery Master Fund, L.P.: 6.0%

Alden Global Capital Limited: 6.0%

Alden Global Capital LLC: 6.0%

The foregoing percentages are calculated using the 75,458,402 shares of Common Stock outstanding as of November 8, 2013, as disclosed in Diamond Resorts International, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, filed with the Securities and Exchange Commission on November 8, 2013.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

0 shares for each Reporting Person

(ii)	shared power to vote or to direct the vote:

Timeshare Acquisitions, LLC: 4,531,525 shares

TAC Sponsor LLC: 4,531,525

Homewood IOI, LLC: 4,531,525

Douglas Teitelbaum: 4,531,525

Alden Global Value Recovery Master Fund, L.P.: 4,531,525

Alden Global Capital Limited: 4,531,525

Alden Global Capital LLC: 4,531,525

(iii)	sole power to dispose or to direct the disposition of:

0 shares for each reporting person

13G/A
CUSIP No. 25272T104		Page 12 of 12 Pages

(iv)	shared power to dispose or to direct the disposition of:

Timeshare Acquisitions, LLC: 4,531,525

TAC Sponsor LLC: 4,531,525

Homewood IOI, LLC: 4,531,525

Douglas Teitelbaum: 4,531,525

Alden Global Value Recovery Master Fund, L.P.: 4,531,525

Alden Global Capital Limited: 4,531,525

Alden Global Capital LLC: 4,531,525

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

The minority members of Timeshare Acquisitions, LLC are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the Common Stock held by Timeshare Acquisitions, LLC, in accordance with their ownership interests in Timeshare Acquisitions, LLC.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated: February 14, 2014.

TIMESHARE ACQUISITIONS, LLC

By:	/s/ Douglas Teitelbaum
Name:	Douglas Teitelbaum
Title:	Chairman

TAC SPONSOR LLC
By:	Homewood IOI, LLC
Its Manager

By:	/s/ Douglas Teitelbaum
Name:	Douglas Teitelbaum
Title:	Managing Member

HOMEWOOD IOI, LLC

By:	/s/ Douglas Teitelbaum
Name:	Douglas Teitelbaum
Title:	Managing Member

DOUGLAS TEITELBAUM

/s/ Douglas Teitelbaum

ALDEN GLOBAL VALUE RECOVERY MASTER FUND, L.P.
By:	Alden Global Capital Limited
Its Investment Adviser
	By:	Alden Global Capital LLC
Its Sub-adviser

By:	/s/ Jason Pecora
Name:	Jason Pecora
Title:	Managing Director

ALDEN GLOBAL CAPITAL LIMITED
By:	Alden Global Capital LLC
Its Sub-adviser

By:	/s/ Jason Pecora
Name:	Jason Pecora
Title:	Managing Director

ALDEN GLOBAL CAPITAL LLC

By:	/s/ Jason Pecora
Name:	Jason Pecora
Title:	Managing Director

Exhibit 1

JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13G to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED this 14 day of February 2014.

TIMESHARE ACQUISITIONS, LLC

By:	/s/ Douglas Teitelbaum
Name:	Douglas Teitelbaum
Title:	Chairman

TAC SPONSOR LLC
By:	Homewood IOI, LLC
Its Manager

By:	/s/ Douglas Teitelbaum
Name:	Douglas Teitelbaum
Title:	Managing Member

HOMEWOOD IOI, LLC

By:	/s/ Douglas Teitelbaum
Name:	Douglas Teitelbaum
Title:	Managing Member

DOUGLAS TEITELBAUM

/s/ Douglas Teitelbaum

ALDEN GLOBAL VALUE RECOVERY MASTER FUND, L.P.
By:	Alden Global Capital Limited
Its Investment Adviser
	By:	Alden Global Capital LLC
Its Sub-adviser

By:	/s/ Jason Pecora
Name:	Jason Pecora
Title:	Managing Director

ALDEN GLOBAL CAPITAL LIMITED
By:	Alden Global Capital LLC
Its Sub-adviser

By:	/s/ Jason Pecora
Name:	Jason Pecora
Title:	Managing Director

ALDEN GLOBAL CAPITAL LLC

By:	/s/ Jason Pecora
Name:	Jason Pecora
Title:	Managing Director